Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Excerpt from transcript of CNBC interview with Halliburton Company’s Chairman and CEO on November 18, 2014

Dave Lesar – November 18, 2014 CNBC Interview Transcript

David Faber: Which brings us to yesterday’s much larger deal, in which Halliburton acquired Baker Hughes, or announced its intent to acquire Baker Hughes for $78.62 a share, at least that’s what it was at the time, $35 billion in cash and stock. We are very happy now to have joining us after ringing the opening bell, Halliburton’s Chairman and CEO Dave Lesar.

Dave Lesar: Morning, guys.

David Faber: Nice to have you here. You know, I spoke to a number of your shareholders over the last 24 hours, I guess it is, many have a very hard time arguing with the strategic rationale behind the deal. But a few certainly said, “man, you’re paying a big price” and they worry that it’s too much. What do you tell them?

Lesar: I tell them we are putting a great company together. We’re not doing this transaction for next quarter, next year but for the next 10 and 20 years. We’ve created a fantastic company, great people, great technology and a great U.S. company that’s going to make a lot of jobs.

Faber: Another question I’ve got that people want to ask, is why now? In terms of timing. It’s not as though this idea was foreign to you or something you might not have thought about a year ago or a year from now. The approach I’m told by the people who worked on the deal was about five weeks ago. You got it done fairly quickly. Why in particular choose to move at this time?

Lesar: Well, basically, I believe stronger is better. I don’t care what the market is throwing at you at any point in time. We’ll be a bigger company. We’ll have more product lines, we’ll have more technology. We’ll have about 140,000 employees. So I don’t care what the market throws at us. We’re going to be in good shape.

Faber: Is it about oil prices or not?

Lesar: It was not oil price driven. It was the right time to put these companies together. Both CEO —

Faber: Why was it the right time? That’s what I’m trying to understand.

Lesar: If you look at the expansion of the unconventionals in the U.S., the growth in the deepwater and other parts of the world, the national oil companies demanding more from the service companies, I just thought a bigger, stronger, integrated company was what was needed to compete in this marketplace.

Jim Cramer: David, Last week there was a conference call that really set this group down. First of all, thank you for being on the show, I don’t want to be rude. John Lindsay, who is a really terrific, replaced Mr. Helmerich at Helmerich & Payne, I’ve said, said over and over when it gets to $75, that’s when people change their drilling budgets. We are at $ 75. Are people changing their drilling budgets?

Lesar: People are looking at their drilling budgets at this point in time. I’ve always said a fairway for the oil and gas operators, especially the unconvential players in the US, is between $80 and $100. What really hurts the industry is the volatility. Our industry is a great, adaptable industry. If prices will go somewhere and sit for a while, our customers, the service companies and everybody will be able to adapt and make money at that level.

Carl Quintanilla: I like the fairway analogy. Because – the question then becomes – where is the bunker?

Lesar: We are not in the bunker yet.

Quintanilla: What number would we be in a bunker?

Lesar: If I could predict oil prices were going, I wouldn’t be sitting here as a CEO of Halliburton, I’d be sitting in the Bahamas somewhere, probably sipping on a nice drink.

Cramer: Maybe I’ve drunk the kool-aid of Jim Brown, your great president of the Western Hemisphere. But I always thought you were so technologically superior to Baker Hughes that you wouldn’t want to be joined with them.

Lesar: No – really what Baker brings to us really is some complementary product lines in areas that we did not have a very large presence. Production chemicals is one, artificial lift is another. So from a complementary standpoint, they did have some technology that we did not have. Plus they have some fantastic people. It’s a talented organization. Combined with our talented people, I think we are putting together the industry bellwether.

Cramer: You talked about, uh, hiring more people. One of the things I’ve always been really proud of what Halliburton is doing in this country, is you’ve been one of the biggest hirers in this country. If you put Baker Hughes and Halliburton together, then it would seem to be that there would be less bidding for talent. If I go for the help wanted sign, you’re there, Baker Hughes is there. Why would there not be a, let’s say, a nice break for Halliburton shareholders and not as good for the workers?

Lesar: Both companies are growing today, as you alluded to it earlier. We are going to hire 21,000 people just in Halliburton this year. That’s a lot of jobs for Americans - not only blue collar but white collar and professionals. You add that to capability, the growth we’re seeing out of Baker, and I think it actually expands career opportunities - not only for existing employees, but those we want to hire going forward.

Faber: Your deal included the willingness on your part to divest businesses worth $7.5 billion in revenues, a $3.5 billion break-up fee, all of this to address concerns about anti-trust impediments here in this country. I wonder about those national oil companies. You mentioned them. In China, for example, where we’ve seen a great deal of anti-trust opposition to deals, are you concerned that the national oil companies and some of these other countries are going to have anti-trust concerns that, perhaps, are greater than we have here?

Lesar: Actually, not really. We did a big reach out yesterday after we made the announcement. We talked to almost all of our large customers and the feedback has been unanimous and it’s been positive. National oil companies in particular, they see that, again, a stronger, more well-developed organization can help them in a way that neither of us could standing on our own.

Faber: Unanimous. I mean, in other words, nobody had a concern?

Lesar: Nobody – I have not heard from a single customer who has not liked this deal

Faber: In terms of the asset sales that may have to take place, I’m curious, have you gotten a lot of inbound inquiries on some of those assets?

Lesar: I could tell you, when we announced this deal yesterday, I have a big e-mail box. My e-mail box filled up with people, private equity, public companies, private companies, wanting to basically look at anything that we might have to dispose of. But, I say let’s let the process go forward with antitrust. We don’t believe we’re going to have to dispose with the $7.5 billion. Whatever we do, we will. But there will be very many willing buyers out there.

Cramer: What I was concerned about, among a number of things, let’s say you do have to divest. Right now, the idea is, you put Baker Hughes with Halliburton, you go up against Schlumberger, it’s one stop shop – one stop shop. What happens if the Justice Department makes you divest stuff, that makes it so you’re back in the same conundrum?

Lesar: We don’t see that happening. We have the best antitrust counsel out there. We have studied this thing to death, as you can imagine. We would not have done this deal if I didn’t believe we would get it through the regulatory bodies and emerge with a company stronger than both of us going in.

Quintanilla: We are going to get a Senate vote on Keystone today. Do you think it gets done?

Lesar: Who knows. I hope so. It probably will get approved through the Senate. Whether it gets approved after that is anybody’s guess.

Quintanilla: Any ramifications for a veto on that front?

Lesar: Not for our business. I mean, I think it would be another good solid indicator of, you know, what can happen from an energy standpoint in this country. I mean, you look at the unconventionals, both oil and gas. You look at the production that the service companies and our operators and customers are doing here in the US, it’s giving us energy independence. It’s creating jobs. It’s developing technology. All of that, I think, is fantastic for the US in the long run. And I think everyone should work together to make this beyond dream continue to come true.

Faber: I’d love to come back to the stock price for a moment. It was down rather sharply yesterday. Although to be fair, when investors heard about the prospects of this deal, it had moved up. The Heard on the Street column in the Journal writes the following, I’d like to get your reaction – your shareholders with 64% of the combined company would be entitled to, they say, $ 7.1 billion of the $11 billion of the synergies, or something along those lines, in present value terms that you’re talking about. They say that doesn’t cover the $8.2 billion cash part of the deal. For Halliburton’s investors, the deal’s benefits have to come from the stock being rewarded with a higher multiple down the line. And that’s where it comes from. Do you agree?

Lesar: This is a great company we are putting together. And so, yes, some of it comes from synergies. We didn’t do the deal for the synergies. We did this deal for the people we get, the technology we get, for the footprint we get. I do believe that the multiple will increase, but all of our shareholders are gonna benefit from this thing. I can’t be more excited about this thing. All of our shareholders I talked to yesterday, especially the long holders, they like this deal. They understand why it came together. As I said, this is not a deal for next quarter or next year. This is a company that 10, 20, 30 years from now people are going to look back on and say, man, that was a fantastic idea. And what a huge amount of value it’s created.

Faber: Some of the people who are advising the deal tell me the ultimate goal is to get a multiple similar to or equal to that of Schlumberger. Do you believe that you will be able to command that?

Lesar: That is certainly going to be my goal.

Cramer: One of the things I’ve always loved about Halliburton, you have this big buyback. You’ve been in there. I’ve been recommending your stock for years. Suddenly you are issuing a lot of stock. You have to understand, people love the fact you were putting your money where your mouth is say, I don’t know, you’re issuing tons…

Lesar: We believe this will be accretive from a cash flow standpoint one year after we close. We are committing to take the divestiture proceeds and buy back shares with that. So, if you take that combination, Jim, I can tell you, we are laser focused on returns to shareholders. We are laser focused on getting that money back to them. And we are not backing off that. You will see money coming back and you’ll continue to see buybacks.

Cramer: Want to return to the Helmerich issue. To me, when I talk to people in the field, using the technology, the idea that a well might have cost $70, you are now getting it for $40 a barrel. Shouldn’t that mean that, as you lower the cost of drilling, that the oil firms will not cut back?

Lesar: I think, you know, if the combination of technology, the combination of efficiency that we are bringing to the table has in fact reduced the days to drill a well, which means the cost to drill that well is lower. Therefore, I think that, as oil prices do decline, I think people will be more reluctant to give up their rigs, give up their spot in line. And, as I said, we’re just really positive about this new company and where the U.S. oil industry is going.

Faber: We’ll let you go in a second. Finally to this point, the fall in oil though, isn’t that taking capex budgets down, even though it may be less expensive to drill a well?

Lesar: It is. As I said, volatility is bad. Finding the fairway is good. If oil prices settle into a range and stay there for a while, we are an adaptable industry. Both our customers and the service companies. And we can make money just give us time to get there.

Faber: If oil goes to 65, does this deal happen?

Lesar: It will have marginal impact on us

Faber: Mr. Lesar, thank you so much for joining us today.

Lesar: Great, thanks guys.

Faber: Dave Lesar, Chairman and CEO of Halliburton.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court’s September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court’s rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP’s April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Halliburton’s and Baker Hughes’ respective reports on Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other U.S. Securities and Exchange Commission (the “SEC”) filings discuss some of the important risk factors identified that may affect these factors and Halliburton’s and Baker Hughes’ respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Halliburton and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Halliburton and/or Baker Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Report on Form 8-K, which was filed with the SEC on July 21, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.